# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Cognition Inc., CIK 0001655923
CUSIP: 02074J501
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1452 Hughes Street, Ste. 200, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 07/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001169253

## Reporting persons
- Manchester Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,524,255; sole dispositive power 0; shared dispositive power 1,524,255; aggregate amount beneficially owned 1,524,255 (6.9% of the class)
- Manchester Management PR, LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,524,255; sole dispositive power 0; shared dispositive power 1,524,255; aggregate amount beneficially owned 1,524,255 (6.9% of the class)
- Manchester Explorer, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,348,255; sole dispositive power 0; shared dispositive power 1,348,255; aggregate amount beneficially owned 1,348,255 (6.1% of the class)
- James E. Besser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 115,000; shared voting power 1,524,255; sole dispositive power 115,000; shared dispositive power 1,524,255; aggregate amount beneficially owned 1,639,255 (7.4% of the class)
- Morgan C. Frank: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 45,000; shared voting power 1,348,255; sole dispositive power 45,000; shared dispositive power 1,348,255; aggregate amount beneficially owned 1,393,255 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Alpha Cognition Inc.
Address of issuer's principal executive offices: 1452 Hughes Street, Ste. 200, Grapevine, Texas, 76051, United States of America

## Item 2. Person Filing
Name of person filing:
Manchester Management Company, LLC
Manchester Management PR, LLC
Manchester Explorer, L.P.
James E. Besser
Morgan C. Frank
Address of principal business office or, if none, residence:
Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Manchester Management PR, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Manchester Explorer, L.P.
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

James E. Besser
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Morgan C. Frank
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America
Citizenship:
Manchester Management Company, LLC - Delaware
Manchester Management PR, LLC - Other - Puerto Rico
Manchester Explorer, L.P. - Delaware
James E. Besser - United States
Morgan C. Frank - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Manchester Management Company, LLC - 1,524,255
Manchester Management PR, LLC - 1,524,255
Manchester Explorer, L.P. - 1,348,255
James E. Besser - 1,639,255
Morgan C. Frank - 1,393,255
Percent of class:
Manchester Management Company, LLC - 6.9%
Manchester Management PR, LLC - 6.9%
Manchester Explorer, L.P. - 6.1%
James E. Besser - 7.4%
Morgan C. Frank - 6.3%
Sole power to vote or to direct the vote:
Manchester Management Company, LLC - 0
Manchester Management PR, LLC - 0
Manchester Explorer, L.P. - 0
James E. Besser - 115,000
Morgan C. Frank - 45,000
Shared power to vote or to direct the vote:
Manchester Management Company, LLC - 1,524,255
Manchester Management PR, LLC - 1,524,255
Manchester Explorer, L.P. - 1,348,255
James E. Besser - 1,524,255
Morgan C. Frank - 1,348,255
Sole power to dispose or to direct the disposition:
Manchester Management Company, LLC - 0
Manchester Management PR, LLC - 0
Manchester Explorer, L.P. - 0
James E. Besser - 115,000
Morgan C. Frank - 45,000
Shared power to dispose or to direct the disposition:
Manchester Management Company, LLC - 1,524,255
Manchester Management PR, LLC - 1,524,255
Manchester Explorer, L.P. - 1,348,255
James E. Besser - 1,524,255
Morgan C. Frank - 1,348,255

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Manchester Management PR, LLC. None of those advisory clients, other than Manchester Explorer, L.P., may be deemed to beneficially own more than 5% of the Common Stock, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Manchester Management Company, LLC: By: /s/ James E. Besser, James E. Besser, Managing Member (09/23/2026)
- Manchester Management PR, LLC: By: /s/ James E. Besser, James E. Besser, Managing Member (09/23/2026)
- Manchester Explorer, L.P.: By: /s/ James E. Besser, James E. Besser, Managing Member of the General Partner (09/23/2026)
- James E. Besser: By: /s/ James E. Besser, James E. Besser (09/23/2026)
- Morgan C. Frank: By: /s/ Morgan C. Frank, Morgan C. Frank (09/23/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.